06002368

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2006 SEC MAIL PROCESSING SECTION WASHINGTON DC

SEC FILE NUMBER
8- 66722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Linear Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Hutton Centre Drive, Suite 1000
(No. and Street)

Santa Ana (City) California (State) 92707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Vanderhoof (800) 810-3390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 11 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LINEAR FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE SEVENTEEN MONTHS ENDED
DECEMBER 31, 2005

LINEAR FINANCIAL SERVICES, INC.

Table of Contents

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: banerji@aol.com • *Web: www.DaveBanerjee.com*

INDEPENDENT AUDITORS' REPORT

Board of Directors
Linear Financial Services, Inc.
Costa Mesa, California

I have audited the accompanying statement of financial condition of Linear Financial Services, Inc. as of December 31, 2005 and the related statements of operations, changes in Stockholder's equity, and cash flows for the seventeen months then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Linear Financial Services, Inc. As of December 31, 2005 and the results of its operations and cash flows for the seventeen months then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
An Accountancy Corp.
Registered with the PCAOB
(Public Company Accounting Oversight Board)
Woodland Hills, California
February 25, 2006

LINEAR FINANCIAL SERVICES, INC.

Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$	11,957
Deferred tax benefit		9,747
Total assets		21,704

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	5,250
Total liabilities		5,250

STOCKHOLDER'S EQUITY:

Common stock (1,000 shares authorized, 1,000 shares issued)		
Additional paid in capital		50,000
Retained deficit		(33,546)
Total stockholder's equity		16,454
Total liabilities and stockholder's equity	$	21,704

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Statement of Income
For the seventeen months ended December 31, 2005

REVENUES:	
Total income	$0
EXPENSES:	
Dues and subscription	$5,824
Consulting	15,750
Professional fees	5,800
Insurance	361
Occupancy	13,781
Other operating expenses	77
Total expenses	41,593
LOSS BEFORE INCOME TAXES	(41,593)
INCOME TAX PROVISION (Note 2)	
Income tax benefit	8,047
NET LOSS	($33,546)

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Statement of Stockholder's Equity
For the seventeen months ended December 31, 2005

	Common Stock	Additional Paid-in-capital	Retained Deficit	Total Equity
Beginning balance August 1, 2004	$0	$0	$0	$0
Capital contributions		50,000		50,000
Net loss			(33,546)	(33,546)
Ending balance December 31, 2005	$0	$50,000	($33,546)	$16,454

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Statement of Cash Flows
For the seventeen months ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($33,546)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Income tax benefit	(9,747)
Increase (decrease) in:	
Accounts payable	5,250
tal adjustments	(4,497)
Net cash used in operating activities	(38,043)
SH FLOWS FROM FINANCING	
Capital contributions	50,000
Net cash provided by financing activities	50,000
ase in cash	11,957
Cash-beginning of period	0
Cash-end of period	$11,957
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$0
Income taxes	$1,700

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

Linear Financial Services, Inc. (the "Company") was formed in Delaware and is approved as a securities broker dealer by The Securities and Exchange Commission and The National Association of Securities Dealers.

Steven Vanderhoot owns 100% of the corporation.

The firm engages in sales of mutual funds on an application basis only.

Cash

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less.

Going Concern:

The firm is a development stage company which received regulatory approval on August 2004. It expects to conduct business in 2006 and break even soon there after. Until then it is dependent upon shareholder contributions to sustain regulatory and operating capital.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the seventeen months ended December 31, 2005.

Lease:

The Company rests its facilities and fixed assets on a month-to-month basis from its parent without a long term commitment.

Note 2: INCOME TAXES

The Company was formed as a "C" Corporation. The Company has a loss carry forward and is allowed to carry it forward 15 years except for the State of California. The Company's current income tax benefit is:

Federal	$ 5,919
State	2,127
Total	$ 8,046

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2005 the company had a net capital of $6,707 which is $1,707 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness ($5,250) to net capital was 0.78:1, which is less than 8:1 for the first year of Broker Dealer.

LINEAR FINANCIAL SERVICES, INC.

Statement of Net Capital
Schedule I
For the seventeen months ended December 31, 2005

	Focus 12/31/05	Audit 12/31/05	Change
Stockholder's equity, December 31, 2005	$ 10,207	$ 16,454	$ (6,247)
Subtract - Non allowable assets:	0	9,747	(9,747)
Tentative net capital	10,207	6,707	3,500
NET CAPITAL	10,207	6,707	3,500
Minimum net capital	(5,000)	(5,000)	0
Excess net capital	$ 5,207	$ 1,707	3,500
Aggregate indebtedness	1,750	5,250	(3,500)
Ratio of aggregate indebtedness to net capital	0.17%	0.78%	

Changes are due to accrual of accounts payables, as follows
Audit fees $3,500.00

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2005

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: banerji@aol.com • *Web: www.DaveBanerjee.com*

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Linear Financial Services, Inc.
Costa Mesa, California

In planning and performing my audit of the financial statements of Linear Financial Services, Inc. for the year then ended December 31, 2005, I considered its internal control structure, for the purpose for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Linear Financial Services, Inc. that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which, I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Dave Banerjee, CPA
An Accountancy Corp.
Registered with the PCAOB
(Public Company Accounting Oversight Board)
Woodland Hills, California
February 25, 2006

OATH OR AFFIRMATION

I, Steve Vanderhoof, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Linear Financial Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

YUKA ZIRKEL
Commission # 1580023
Notary Public - California
Orange County
My Comm. Expires May 19, 2009

Signature

Steve Vanderhoof

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*